O’Melveny & Myers LLP 2801 North Harwood Street Suite 1600 Dallas, TX 75201-2692	T: +1 972 360 1900 F: +1 972 360 1901 omm.com	File Number: 0633831-00003

May 20, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Jenifer Gallagher Karl Hiller

Re:	Next Bridge Hydrocarbons, Inc. Form 10-K for the Fiscal Year ended December 31, 2023 Filed July 17, 2024 Comment letter dated April 9, 2025 File No. 000-56648

Dear Ms. Gallagher and Mr. Hiller:

On behalf of Next Bridge Hydrocarbons, Inc., a Nevada corporation (the “Company”), set forth below are the Company’s responses to the letter dated April 9, 2025 setting forth the text of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Company’s above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2023 filed on July 17, 2024 (the “Annual Report”). Capitalized terms used but not otherwise defined in this letter have the meanings ascribed to them in the Annual Report.

This letter is being filed electronically via the EDGAR system today. Capitalized terms used but not otherwise defined in this letter have the meanings set forth in the Annual Report.

Form 10-K for the Fiscal Year ended December 31, 2023 Financial Statements, page F-1

1.	We understand from your March 21, 2025 response letter that you will amend the 2022 and 2023 financial statements in your 2023 annual report to address the concerns of prior comments 1, 2 and 4, as well as various previously issued comments, and that you intend to address the concern of prior comment 3 in the 2024 annual report.

Please provide us with a draft amendment of your 2023 annual report (including the revised 2022 and 2023 financial statements and the associated disclosures of the impact of the corrections on each quarter within each of these years) for review at your earliest convenience. Please also provide us with draft disclosures of the content proposed for inclusion in the 2024 annual report to cover the correction for the transaction in the first quarter, and the carry-on effects on each quarter within 2024, of that transaction and the carry-on effects of the corrections originating in 2022.

Please ensure that your 2024 annual report and the amendment to the 2023 annual report include all of the error correction disclosures prescribed by FASB ASC 250-10- 50-7 through 50-9, and 50-11. Please also comply with Rule 13a-11 of Regulation 13A, which requires that you file a Form 8-K, having the information prescribed under Item 4.02, within four days of making a determination that previously issued financial statements should no longer be relied upon.

Austin ● Century City ● Dallas ● Houston ● Los Angeles ● Newport Beach ● New York ● San Francisco ● Silicon Valley ● Washington, DC
Beijing ● Brussels ● Hong Kong ● London ● Seoul ● Shanghai ● Singapore ● Tokyo

May 20, 2025

Response: In response to the Staff’s comment, the Company proposes to (i) file the amendment to the Annual Report attached to this letter as Exhibit A and (ii) include for disclosure in the accompanying notes to financial statements to be set forth in the Annual Report on Form 10-K for the year ended December 31, 2024, the explanation regarding the correction for the Wildcat transaction as well as the impact of the restated financials for the year ended December 31, 2023 as set forth on Exhibit B attached to this letter.

If you have any questions or wish to discuss any matters with respect to this letter, please do not hesitate to contact me by telephone at (972) 360-1914 or by email at jjacobsen@omm.com.

Respectfully submitted, /s/ O’Melveny & Myers

O’Melveny & Myers LLP
Jack Jacobsen, Partner

cc:

Gregory McCabe
Chairman and Chief Executive Officer
Next Bridge Hydrocarbons, Inc.
500 W. Texas Ave., Suite 890
Midland, Texas 79701

Cameron Taber, P.C.
1502 Augusta Drive, Suite 320
Houston, Texas 77057

Exhibit A

Draft Amendment No. 1 on Form 10-K/A

[See attached.]

Exhibit B

Draft Explanation of Corrections

The accounting treatment of the stock issuance reported in the Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, with respect to the Wildcat acquisition, was based on an independent valuation of the shares of our common stock, which valuation was used in recording the subsequent sale of a portion of the assets acquired that resulted in a gain on sale of those assets of $618,502. After reconsidering the valuation method alternatives for the basis of the shares of common stock issued in the Wildcat acquisition, we subsequently determined to use the cash value received from the subsequent sales as the valuation method in recording the sale of the assets, having the effect of reducing the gain on sale to $-0-.

In addition, adjustments were made to remove the 100% impairment as of December 31, 2022 that was previously included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 filed on July 17, 2024 (the “2023 Filing”). The adjustment in the amount of $80,743,013 is applied to reduce the previously restated 2022 impairment expense.

The Financial Statements as of December 31, 2022 were further adjusted to account for modification to accounting treatment of the Spin-Off. The Company previously used purchase accounting whereunder the assets of the Company were adjusted to fair value as of December 14, 2022.

In this Form 10-K, adjustment is made to modify the accounting to carry forward the historical amounts for the Orogrande Project in the full cost pool that existed prior to the Spin-Off and reverse any fair value adjustments, either at the June 2021 merger of Torchlight Energy Resources, Inc., the Company’s predecessor, with Meta Materials Inc, or, at the Spin-Off.

The following schedule summarizes the line by line impacts on the interim first, second, and third quarters of 2024.

NEXT BRIDGE HYDROCARBONS INC. QUARTERLY SUMMARY OF RESTATEMENTS YEAR ENDED DECEMBER 31, 2024

	As Reported	As Restated	As Reported	As Restated	As Reported	As Restated
	March 31, 2024	March 31, 2024	June 30, 2024	June 30, 2024	September 30, 2024	September 30, 2024
BALANCE SHEETS
Oil and natural gas properties	$205,413	$69,880,631	$217,791	$70,637,794	$325,710	$71,626,075
Total Assets	$3,092,940	$72,768,158	$1,947,299	$72,367,302	$1,202,182	$72,502,547
Additional paid-in capital	$72,496,356	$34,258,727	$72,526,846	$34,289,217	$72,539,346	$34,301,717
Accumulated deficit	($120,096,191)	($12,183,344)	($121,041,141)	($12,383,509)	($122,366,763)	($12,828,769)
Total stockholders’ equity	($47,574,652)	$22,100,566	($48,489,102)	$21,930,900	($49,802,224)	$21,498,141
Total Liabilities and Stockholders’ equity	$3,092,940	$72,768,158	$1,947,299	$72,367,302	$1,202,182	$72,502,547

STATEMENTS of OPERATIONS
Impairment expense	$713,173	$0	$1,457,961	$0	$2,338,323	$0
Total operating expenses	$1,508,881	$795,708	$2,762,027	$1,304,066	$4,153,203	$1,814,880
Gain on sale of properties	$618,501	$0	$618,504	$0	$618,504	$0
Net loss	$876,813	$782,141	$1,821,763	$982,306	$3,147,385	$1,427,566

STATEMENTS of CASH FLOWS
Net loss	$876,813	$782,141	$1,821,763	$982,306	$3,147,385	$1,427,566
Impairment expense	$713,173	$0	$1,457,961	$0	$2,338,323	$0
Gain on sale of properties	$618,501	$0	$618,504	$0	$618,504	$0

NEXT BRIDGE HYDROCARBONS INC. CONSOLIDATED BALANCE SHEETS Unaudited As of March 31, 2024

	March 31, 2024
	As originally		As
	Filed		Restated
	July 31, 2024	Adjustments	March 31, 2024

ASSETS
Current assets:
Cash	$2,174,661	$0	$2,174,661
Accounts receivable	$243,113	$0	$243,113
Production receivable	$1,382	$0	$1,382
Prepayments - development costs	$228,367	$0	$228,367
Prepaid expenses	$134,825	$0	$134,825
Total current assets	$2,782,348	$0	$2,782,348

Oil and natural gas properties, net of impairment	$205,413	$69,675,218	$69,880,631

Other assets	$105,179	$0	$105,179

TOTAL ASSETS	$3,092,940	$69,675,218	$72,768,158

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$1,341,084	$0	$1,341,084
Note payable - related party	$42,499,082	$0	$42,499,082
Note payable	$2,000,000	$0	$2,000,000
Accrued interest payable - related party	$4,552,205	$0	$4,552,205
Accrued interest payable	$20,667	$0	$20,667
Total current liabilities	$50,413,038	$0	$50,413,038

Asset retirement obligations	$254,554	$0	$254,554

Total liabilities	$50,667,592	$0	$50,667,592

Commitments and contingencies

Stockholders’ deficit:
Preferred stock, par value $0.0001, 50,000,000 shares authorized; -0- issued and outstanding March 31, 2024 and December 31, 2023	$0	$0	$0
Common stock, par value $0.0001; 500,000,000 shares authorized; 251,830,516 issued and outstanding at March 31, 2024	$25,183	$0	$25,183
		.
Additional paid-in capital	$72,496,356	$(38,237,629)	$34,258,727
Accumulated deficit	$(120,096,191)	$107,912,847	$(12,183,344)
Total stockholders’ deficit	$(47,574,652)	$69,675,218	$22,100,566

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$3,092,940	$0	$72,768,158

NEXT BRIDGE HYDROCARBONS INC. CONSOLIDATED STATEMENTS OF OPERATIONS Unaudited For the Three Months Ended March 31, 2024

	Three Months Ended March 31, 2024
	As originally		As
	Filed		Restated
	July 31, 2024	Adjustments	March 31, 2024

Oil and natural gas sales	$3,567	$0	$3,567

Operating expenses:
Lease operating expenses	$36,811	$0	$36,811
Production taxes	$257	$0	$257
General and administrative	$758,640	$0	$758,640
Impairment loss	$713,173	$(713,173)	$0
Total operating expenses	$1,508,881	$(713,173)	$795,708

Other income (expense)
Gain on sale of properties	$618,501	$(618,501)	$0
Administration income	$10,000	$0	$10,000
Total other income	$628,501	$(618,501)	$10,000

Loss before income taxes	$(876,813)	$94,672	$(782,141)

Provision for income taxes	$0	$0	$0

Net loss	$(876,813)	$94,672	$(782,141)

Loss per common share:
Basic and Diluted	($0.00)		($0.00)
Weighted average number of common shares outstanding:
Basic and Diluted	249,055,791		249,055,791

NEXT BRIDGE HYDROCARBONS INC. CONSOLIDATED STATEMENTS OF CASH FLOWS Unaudited For the Three Months Ended March 31, 2024

	Three Months Ended March 31, 2024
	As originally		As
	Filed		Restated
	July 31, 2024	Adjustments	March 31, 2024
Cash Flows Used in Operating Activities
Net loss	$(876,813)	$94,672	$(782,141)
Adjustments to reconcile net loss to net cash from operations:
Gain on sale of property interests	$(618,501)	$618,501	$0
Accretion expense	$5,903	$0	$5,903
Expense related to stock based compensation	$90,000	$0	$90,000
Impairment loss	$713,173	$(713,173)	$0
Change in:
Accounts receivable	$(35,613)	$0	$(35,613)
Prepayments - development costs	$(97,027)	$0	$(97,027)
Prepaid expenses	$(58,084)	$0	$(58,084)
Accounts payable and accrued expenses	$(2,436,608)	$0	$(2,436,608)
Net cash used in operating activities	$(3,313,570)	$0	$(3,313,570)

Cash Flows From in Investing Activities
Investment in oil and natural gas properties	$(10,477)	$0	$(10,477)
Proceeds from sale of assets	$1,141,142	$0	$1,141,142
Net cash from investing activities	$1,130,665	$0	$1,130,665

Cash Flows From Financing Activities
Proceeds from notes payable, related party	$1,000,000	$0	$1,000,000
Proceeds form promissory note	$2,000,000	$0	$2,000,000
Prepayments, working interest owners	$(311,281)	$0	$(311,281)
Net cash from financing activities	$2,688,719	$0	$2,688,719

Net increase in cash	$505,814	$0	$505,814

Cash - beginning of period	$1,668,847	$0	$1,668,847

Cash - end of period	$2,174,661	$0	$2,174,661

Supplemental disclosure of cash flow information:
Cash paid for interest	$0	$0	$0
Cash paid for income tax	$0	$0	$0

Supplemental disclosure of non-cash investing and financing activities:
Common stock issued in property acquisition	$450,000	$793,565	$1,243,565
Capitalized Interest	$702,697	$0	$702,697
Addition to note payable to reimburse lease payments	$278,054	$0	$278,054

NEXT BRIDGE HYDROCARBONS INC. CONSOLIDATED BALANCE SHEETS As of June 30, 2024

	June 30, 2024
	As originally		As
	Filed		Restated
	August 14, 2024	Adjustments	June 30, 2024
ASSETS
Current assets:
Cash	$1,133,622		$1,133,622
Accounts receivable	$176,679		$176,679
Prepayments - development costs	$212,619		$212,619
Prepaid expenses	$101,409		$101,409
Total current assets	$1,624,329		$1,624,329

Oil and natural gas properties	$217,791	$70,420,003	$70,637,794

Other assets	$105,179		$105,179

TOTAL ASSETS	$1,947,299	$70,420,003	$72,367,302

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$298,377	$0	$298,377
Accounts payable - related party	$97,027	$0	$97,027
Note payable - related party	$42,499,082	$0	$42,499,082
Note payable	$2,000,000	$0	$2,000,000
Accrued interest payable - related party	$5,228,244	$0	$5,228,244
Accrued interest payable	$80,502	$0	$80,502
Total current liabilities	$50,203,232		$50,203,232

Asset retirement obligations	$233,169	$0	$233,169

Total liabilities	$50,436,401	$0	$50,436,401

Commitments and contingencies

Stockholders’ deficit:
Preferred stock, par value $0.0001, 50,000,000 shares authorized; -0- issued and outstanding June 30, 2024 and December 31, 2023	$0	$0	$0
Common stock, par value $0.0001; 500,000,000 shares authorized; 251,930,516 issued and outstanding at June 30, 2024	$25,193	$0	$25,193
Additional paid-in capital	$72,526,846	$(38,237,629)	$34,289,217
Accumulated deficit	$(121,041,141)	$108,657,632	$(12,383,509)
Total stockholders’ deficit	$(48,489,102)	$70,420,003	$21,930,900

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$1,947,299	$70,420,003	$72,367,302

NEXT BRIDGE HYDROCARBONS INC. CONSOLIDATED STATEMENTS OF OPERATIONS UNAUDITED For the Six Months Ended June 30, 2024

	Six Months Ended June 30, 2024
	As originally		As
	Filed		Restated
	August 14, 2024	Adjustments	June 30, 2024

Oil and natural gas sales	$5,206	$0	$5,206

Operating expenses:
Lease operating expenses	$112,172	$0	$112,172
Production taxes	$375	$0	$375
General and administrative	$1,191,519	$0	$1,191,519
Impairment loss	$1,457,961	$(1,457,961)	$0
Total operating expenses	$2,762,027	$(1,457,961)	$1,304,066

Other income (expense)
Gain on sale of properties	$618,504	$(618,504)	$0
Proceeds from legal settlement	$306,554	$0	$306,554
Administration income	$10,000	$0	$10,000
Total other income	$935,058	$(618,504)	$316,554

Loss before income taxes	$(1,821,763)	$839,457	$(982,306)

Provision for income taxes	$0	$0	$0

Net loss	$(1,821,763)	$839,457	$(982,306)

Loss per common share:
Basic and Diluted	$0		$0
Weighted average number of common shares outstanding:
Basic and Diluted	250,505,791		250,505,791

NEXT BRIDGE HYDROCARBONS INC. CONSOLIDATED STATEMENTS OF CASH FLOWS UNAUDITED For the Six Months Ended June 30, 2024

	Six Months Ended June 30, 2024
	As originally		As
	Filed		Restated
	August 14, 2024	Adjustments	June 30, 2024
Cash Flows Used in Operating Activities
Net loss	$(1,821,763)	$839,457	$(982,306)
Adjustments to reconcile net loss to net cash from operations:
Gain on sale of property interests	$(618,504)	$618,504	$0
Accretion expense	$11,188	$0	$11,188
Expense related to stock based compensation	$108,000	$0	$108,000
Imputed interest on note payable	$12,500	$0	$12,500
Impairment loss	$1,457,961	$(1,457,961)	$0
Change in:
Accounts receivable	$32,203	$0	$32,203
Prepayments - development costs	$(81,279)	$0	$(81,279)
Prepaid expenses	$(24,665)	$0	$(24,665)
ARO applied to plug and abandon expense	$(26,670)	$0	$(26,670)
Accounts payable and accrued expenses	$(3,382,288)	$0	$(3,382,288)
Net cash used in operating activities	$(4,333,317)	$0	$(4,333,317)

Cash Flows from Investing Activities
Investment in oil and natural gas properties	$(31,769)	$0	$(31,769)
Proceeds from sale of assets	$1,141,142	$0	$1,141,142
Net cash used in investing activities	$1,109,373	$0	$1,109,373

Cash Flows From Financing Activities
Proceeds from notes payable, related party	$1,000,000	$0	$1,000,000
Proceeds form promissory note	$2,000,000	$0	$2,000,000
Prepayments, working interest owners	$(311,281)	$0	$(311,281)
Net cash from financing activities	$2,688,719	$0	$2,688,719

Net increase(decrease) in cash	$(535,225)	$0	$(535,225)

Cash - beginning of period	$1,668,847		$1,668,847

Cash - end of period	$1,133,622	$0	$1,133,622

Supplemental disclosure of cash flow information:
Cash paid for interest	$0	$0	$0
Cash paid for income tax	$0	$0	$0

Supplemental disclosure of non-cash investing and financing activities:
Addition to note payable to reimburse lease payments	$278,054	$0	$278,054
Common stock issued in property acquisition	$450,000	$793,565	$1,243,565
Capitalized Interest	$1,438,571	$0	$1,438,571

NEXT BRIDGE HYDROCARBONS INC. CONSOLIDATED BALANCE SHEETS UNAUDITED As of September 30, 2024

	September 30, 2024
	As originally		As
	Filed		Restated
	November 13, 2024	Adjustments	September 30, 2024

ASSETS
Current assets:
Cash	$147,054	$0	$147,054
Accounts receivable	$178,513	$0	$178,513
Prepayments - development costs	$325,744	$0	$325,744
Prepaid expenses	$119,982	$0	$119,982
Total current assets	$771,293	$0	$771,293

Oil and natural gas properties, net of impairment	$325,710	$71,300,365	$71,626,075

Other assets	$105,179		$105,179

TOTAL ASSETS	$1,202,182	$71,300,365	$72,502,547

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$115,379	$0	$115,379
Accounts payable - related party	$97,027	$0	$97,027
Note payable - related party	$42,500,832	$0	$42,500,832
Note payable	$2,000,000	$0	$2,000,000
Accrued interest payable - related party	$5,228,244	$0	$5,228,244
Accrued interest payable	$824,470	$0	$824,470
Total current liabilities	$50,765,952	$0	$50,765,952

Asset retirement obligations	$238,454	$0	$238,454

Total liabilities	$51,004,406	$0	$51,004,406

Commitments and contingencies

Stockholders’ deficit:
Preferred stock, par value $0.0001, 50,000,000 shares authorized; -0- issued and outstanding September 30, 2024 and December 31, 2023	$0	$0	$0
Common stock, par value $0.0001; 500,000,000 shares authorized; 251,930,516 issued and outstanding at September 30, 2024	$25,193	$0	$25,193

Additional paid-in capital	$72,539,346	$(38,237,629)	$34,301,717
Accumulated deficit	$(122,366,763)	$109,537,994	$(12,828,769)
Total stockholders’ deficit	$(49,802,224)	$71,300,365	$21,498,141

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$1,202,182	$0	$72,502,547

NEXT BRIDGE HYDROCARBONS INC. CONSOLIDATED STATEMENTS OF OPERATIONS UNAUDITED For the Nine Months Ended September 30, 2024

	Nine Months Ended September 30, 2024
	As originally		As
	Filed		Restated
	November 13, 2024	Adjustments	September 30, 2024

Oil and natural gas sales	$7,261	$0	$7,261

Operating expenses:
Lease operating expenses	$143,982	$0	$143,982
Production taxes	$523	$0	$523
General and administrative	$1,670,375	$0	$1,670,375
Impairment loss	$2,338,323	$(2,338,323)	$0
Total operating expenses	$4,153,203	$(2,338,323)	$1,814,880

Other income (expense)
Gain on sale of properties	$618,504	$(618,504)	$0
Proceeds from legal settlement	$370,053	$0	$370,053
Administration income	$10,000	$0	$10,000
Total other income	$998,557	$(618,504)	$380,053

Loss before income taxes	$(3,147,385)	$1,719,819	$(1,427,566)

Provision for income taxes	$0	$0	$0

Net loss	$(3,147,385)	$1,719,819	$(1,427,566)

Loss per common share:
Basic and Diluted	$0		$0
Weighted average number of common shares outstanding:
Basic and Diluted	250,984,166		250,984,166

NEXT BRIDGE HYDROCARBONS INC. CONSOLIDATED STATEMENTS OF CASH FLOWS Unaudited For the Nine Months Ended September 30, 2024

	Nine Months Ended September 30, 2024
	As originally		As
	Filed		Restated
	November 13, 2024	Adjustments	September 30, 2024
Cash Flows Used in Operating Activities
Net loss	$(3,147,385)	$1,719,819	$(1,427,566)
Adjustments to reconcile net loss to net cash from operations:
Gain on sale of property interests	$(618,504)	$618,504	$0
Accretion expense	$16,473	$0	$16,473
Expense related to stock based compensation	$108,000	$0	$108,000
Imputed interest on note payable	$25,000	$0	$25,000
Impairment loss	$2,338,323	$-2,338,323	$0
Change in:
Accounts receivable	$30,369	$0	$30,369
Prepayments - development costs	$(194,404)	$0	$(194,404)
Prepaid expenses	$(43,241)	$0	$(43,241)
ARO applied to plug and abandon expense	$(26,670)	$0	$(26,670)
Accounts payable and accrued expenses	$(3,565,287)	$0	$(3,565,287)
Net cash used in operating activities	$(5,077,326)	$0	$(5,077,326)

Cash Flows provided by (used in) investing activities
Proceeds from sale of assets	$1,141,142	$0	$1,141,142
Investment in oil and natural gas properties	$-276,078	$0	$-276,078
Net cash provided by (used in) investing activities	$865,064	$0	$865,064

Cash Flows From Financing Activities
Proceeds from notes payable, related party	$1,001,750	$0	$1,001,750
Proceeds form promissory note	$2,000,000	$0	$2,000,000
Prepayments, working interest owners	$(311,281)	$0	$(311,281)
Net cash from financing activities	$2,690,469	$0	$2,690,469

Net increase(decrease) in cash	$(1,521,793)	$0	$(1,521,793)

Cash - beginning of period	$1,668,847	$0	$1,668,847

Cash - end of period	$147,054	$0	$147,054

Supplemental disclosure of cash flow information:
Cash paid for interest	$0	$0	$0
Cash paid for income tax	$0	$0	$0

Supplemental disclosure of non-cash investing and financing activities:
Common stock issued in property acquisitions	$450,000	$793,565	$1,243,565
Addition to note payable for lease payments	$278,054	$0	$278,054
Capitalized Interest	$2,182,539	$0	$2,182,539